UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 8-K CURRENT REPORT Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 Date of Report (Date of earliest event reported) July 21, 2021 Bank of Marin Bancorp (Exact name of Registrant as specified in its charter) California 001-33572 20-8859754 (State or other jurisdiction of incorporation) (Commission File Number) (IRS Employer Identification No.) 504 Redwood Blvd., Suite 100, Novato, CA 94947 (Address of principal executive office) (Zip Code) Registrant’s telephone number, including area code: (415) 763-4520 Not Applicable (Former name or former address, if changes since last report) Check the appropriate box below if the Form 8-K filing is to simultaneously satisfy the filing obligation of the registrant under any of the following provisions: ☒ Written communications pursuant to Rule 425 under the Securities Act (17CFR 230.425) ☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12) ☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)) ☐ Pre-commencement communications pursuant to Rule 13e-4(c)) under the Exchange Act (17 CFR 240.13e-4(c)) Securities registered pursuant to 12(b) of the Act: Title of each class Trading Symbol Name of each exchange on which registered Common stock, no par value and attached Share Purchase Rights BMRC The Nasdaq Stock Market Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company ☐ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Section 8 - Other Events Item 8.01 Other Events On June 25, 2021, Bank of Marin Bancorp, a California corporation (the "Company" or “BMRC”) filed with the Securities and Exchange Commission (“SEC”) a final prospectus pursuant to Rule 424(b)(3) that contained a joint proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”), with respect to the special meetings of shareholders of the Company and American River Bankshares (“American River” or “AMRB”) to be held on July 28, 2021 in connection with the Company’s proposed merger (the “Merger”) with American River, upon the terms and subject to the conditions set forth in the Agreement to Merge and Plan of Reorganization, dated April 16, 2021, by and between the Company and American River. Important information concerning the special meeting and the proposed Merger is set forth in the Joint Proxy Statement/Prospectus. The Joint Proxy Statement/Prospectus is amended and supplemented by, and should be read as part of, and in conjunction with, the information set forth in this Current Report on Form 8-K. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of the disclosures set forth herein. 1. The disclosure under the heading “Joint Proposal 1 - The Merger — Opinion of AMRB’s Financial Advisor — Comparable Company Analyses” is hereby amended by deleting the table of company names in the middle of page 54 (the AMRB Peer Group) of the joint proxy statement/ prospectus and replacing it with the following: Financials as of December 31, 2020 Market Data (as of 04/15/2021) LTM Profitability Balance Sheet Ratios Price / Tang. 1 Yr Total Mkt Book LTM Div. Price Eff. TCE/ Loan/ NPAs/ Assets Cap Value EPS Yield ∆ Ratio NIM ROAA ROAE TA Dpts Assets Company Name City, St Ticker ($M) ($M) (%) (x) (%) (%) (%) (%) (%) (%) (%) (%) (%) Publicly-Traded California Banks with Total Assets $0.60 to $1.25 Billion Suncrest Bank Visalia, CA SBKK 1,246 155 122 12.0 0.0 61.4 50 3.69 1.10 8.2 10.6 79 0.33 Valley Republic Bancorp Bakersfield, CA VLLX 1,236 130 136 9.3 0.0 87.5 48 3.13 1.12 14.5 7.7 78 0.35 Plumas Bancorp Reno, NV PLBC 1,112 148 149 10.3 2.0 68.0 50 4.02 1.43 15.5 9.0 73 0.35 United Security Bancshares Fresno, CA UBFO 1,093 133 118 14.8 5.6 29.4 58 3.39 0.86 7.5 10.4 69 1.56 Community West Bancshares Goleta, CA CWBC 975 110 125 13.4 1.9 117.6 68 3.89 0.85 9.7 9.0 112 0.76 American Riviera Bank Santa Barbara, CA ARBV 972 94 121 13.0 0.0 56.2 65 3.97 0.86 9.2 8.2 83 0.35 Communities First Financial Corporation Fresno, CA CFST 871 127 181 10.9 0.0 99.8 45 3.92 1.60 19.3 7.9 85 0.24 Summit State Bank Santa Rosa, CA SSBI 866 99 142 9.4 2.9 112.5 52 3.91 1.33 14.7 8.1 104 0.28 1st Capital Bancorp Salinas, CA FISB 833 75 101 16.7 0.0 37.9 68 3.62 0.63 6.3 8.9 81 0.15 US Metro Bank¹ Garden Grove, CA USMT 767 53 88 12.0 0.0 32.7 56 3.32 0.81 7.6 11.4 89 0.25 Bank of San Francisco San Francisco, CA BSFO 674 51 113 10.9 0.0 21.8 51 3.42 0.85 10.8 6.8 102 0.33 Bay Community Bancorp Oakland, CA CBOB.A 634 61 100 12.7 0.0 43.1 59 3.65 0.84 8.3 7.6 92 0.04 Pinnacle Bank Gilroy, CA PBNK 618 68 115 17.5 0.0 59.4 67 3.84 0.71 7.1 9.4 88 0.01 Pacific Enterprise Bancorp Irvine, CA PEBN 604 58 103 18.9 0.0 50.0 73 4.10 0.51 5.2 9.4 118 0.00 1) US Metro Bank financial data shown bank-level Note: Institutions are not pro forma for pending / recently completed M&A and / or capital raises that occurred after period end; Excludes merger targets Source: S&P Global Market Intelligence 2. The disclosure under the heading “Joint Proposal 1 – The Merger — Opinion of AMRB’s Financial Advisor — Comparable Company Analyses” is hereby amended by deleting the table of company names at the middle of page 55 (BMRC Peer Group) of the joint proxy statement/prospectus and replacing it with the following:

Financials as of December 31, 2020 Market Data (as of 04/15/2021) LTM Profitability Balance Sheet Ratios Price / Tang. Est. 1 Yr Total Mkt Book LTM 202 1 Div. Pric e Eff. TCE/ Loan/ Cost of NIBD/ NPAs /Asset s Cap Value EPS EPS Yield ∆ Ratio NIM ROAA ROAE TA Dpts Funds Depo sits Asset sCompany Name City, St Ticker ($M) ($M) (%) (x) (x) (%) (%) (%) (%) (%) (%) (%) (%) (%) (%) (%) Western Region Exchange-Traded Banks with Total Assets $2.0 - $8.0 Billion, Cost of Funds Less than 0.25%, and NIBD / Total Deposits Greater than 30% TriCo Bancshares Chico, CA TCBK 7,640 1,394 203 21.7 15.6 2.1 60.0 56 3.96 0.91 7.2 9.3 73 0.10 40 0.44 Westamerica Bancorporation San Rafael, CA WABC 6,748 1,715 238 20.6 21.9 2.6 8.6 47 2.91 1.30 11.3 10.9 22 0.03 48 0.11 Heritage Financial Corporation Olympia, WA HFWA 6,615 1,014 179 21.9 17.3 2.8 52.4 62 3.60 0.74 5.8 8.9 80 0.16 35 1.46 Central Pacific Financial Corp. Honolulu, HI CPF 6,595 771 141 20.7 15.8 3.4 88.9 61 3.30 0.58 6.9 8.3 86 0.16 31 0.21 Heritage Commerce Corp San Jose, CA HTBK 4,634 721 183 20.4 18.7 4.3 68.5 55 3.50 0.80 6.1 8.8 67 0.19 42 0.17 Sierra Bancorp Porterville, CA BSRR 3,221 414 132 11.6 10.5 3.1 64.6 57 3.95 1.22 10.8 9.8 94 0.13 36 0.62 Central Valley Community Bancorp Fresno, CA CVCY 2,004 244 128 12.0 11.8 2.3 60.3 64 3.87 1.11 8.9 9.8 64 0.07 48 0.56 Note: Institutions are not pro forma for pending / recently completed M&A and / or capital raises that occurred after period end; Excludes merger targets Source: S&P Global Market Intelligence 3. The disclosure under the heading “Joint Proposal 1 – The Merger — Opinion of AMRB’s Financial Advisor — Analysis of Precedent Transactions” is hereby amended by deleting the table of Acquiror and Target names at the bottom of page 56 (the Precedent Transactions group) of the joint proxy statement/prospectus and replacing it with the following: Transaction Information Seller Financial Information Consideration Price/ Core 1-Day Deal Cash/ LTM Tang. Deposit Market Total Total TCE/ LTM LTM NPAs/ Annc. Value Stock Mix EPS Book Prem. Prem. Assets Equity TA ROAA ROAE Assets Acquiror Target Date ($M) (%) (x) (%) (%) (%) ($M) ($M) (%) (%) (%) (%) Nationwide Bank Transactions Since March 1, 2020 with Target Assets $0.60B - $1.25B Stock Yards Bancorp, Inc. (KY) Kentucky Bancshares, Inc. (KY) 01/27/21 191.3 15% / 85% 16.3 171 9.5 68.8 1,201 125 9.4 1.00 9.7 0.51 BancorpSouth Bank (MS) FNS Bancshares, Inc. (AL) 01/13/21 108.4 17% / 83% 19.4 154 6.5 35.1 786 81 9.1 0.78 7.0 0.80 BancorpSouth Bank (MS) National United Bancshares, Inc. (TX) 12/02/20 114.7 29% / 71% 15.8 156 6.8 - 749 75 10.0 1.10 10.5 1.17 Virginia National Bankshares Corporation (VA) Fauquier Bankshares, Inc. (VA) 10/01/20 62.2 0% / 100% 10.1 85 (1.4) 8.1 840 72 8.6 0.79 8.8 1.31 First Mid Bancshares, Inc. (IL) LINCO Bancshares, Inc. (MO) 09/28/20 144.9 80% / 20% 21.0 107 1.4 - 1,184 169 12.8 0.89 5.9 1.17 Blue Ridge Bankshares, Inc. (VA) Bay Banks of Virginia, Inc. (VA) 08/13/20 97.3 0% / 100% 17.9 81 (2.8) 21.4 1,238 120 9.6 (0.37) (3.4) 1.38 Source: S&P Global Market Intelligence; as of April 15, 2021 4. The disclosure under the heading “Joint Proposal 1 - The Merger — Opinion of AMRB’s Financial Advisor — Net Present Value Analyses” is hereby supplemented by adding the following to the first paragraph thereunder as a new third sentence following the number 150% in the middle of page 57 of the joint proxy statement/prospectus: Piper Sandler selected these price to earnings and tangible book value multiples based on Piper Sandler’s review of, among other matters, the trading multiples of selected companies that Piper Sandler deemed to be comparable to AMRB. 5. The disclosure under the heading “Joint Proposal 1 - The Merger — Opinion of AMRB’s Financial Advisor — Net Present Value Analyses” is hereby supplemented by adding the following table after the Earnings Per Share Multiples chart (Annual Estimate Variance) at the top of page 58 of the joint proxy statement/prospectus: The following table describes the discount rate calculation for AMRB common stock prepared by Piper Sandler. In its normal course of business, Piper Sandler employs the Duff & Phelps Cost of Capital Navigator in determining an appropriate discount rate in which the discount rate equals the sum of the risk free rate, the equity risk premium, the size premium and the industry premium.

Risk Free Rate 1.56% Per Duff & Phelps Normalized Rate Equity Risk Premium 7.15% Per Duff & Phelps Cost of Capital Navigator Size Premium 3.16% Per Duff & Phelps Cost of Capital Navigator Industry Premium 1.29% Per Duff & Phelps Cost of Capital Navigator Discount Rate 13.16% 6. The disclosure under the heading “Joint Proposal 1 - The Merger — Opinion of AMRB’s Financial Advisor — Net Present Value Analyses” is hereby supplemented by adding the following to the last full paragraph in the middle of page 58 of the joint proxy statement/prospectus as a new third sentence following the number 225%: Piper Sandler selected these price to earnings and tangible book value multiples based on Piper Sandler’s review of, among other matters, the trading multiples of selected companies that Piper Sandler deemed to be comparable to BMRC. 7. The disclosure under the heading “Joint Proposal 1 - The Merger — Opinion of AMRB’s Financial Advisor — Net Present Value Analyses” is hereby supplemented by adding the following table after the Earnings Per Share Multiples chart (Annual Estimate Variance) in the middle of page 59 of the joint proxy statement/prospectus: The following table describes the discount rate calculation for BMRC common stock prepared by Piper Sandler. In its normal course of business, Piper Sandler employs the Duff & Phelps Cost of Capital Navigator and Bloomberg in determining an appropriate discount rate in which the discount rate equals the risk free rate plus the product of the 2-year beta for BMRC common stock and the equity risk premium, plus the size premium. Risk Free Rate 1.56% Per Duff & Phelps Normalized Rate 2 Year Beta of Stock 114.2% Bloomberg Equity Risk Premium 7.15% Per Duff & Phelps Cost of Capital Navigator Size Premium 1.42% Per Duff & Phelps Cost of Capital Navigator Discount Rate 11.14% 8. The disclosure under the heading “Joint Proposal 1 – The Merger — Opinion of AMRB’s Financial Advisor — Pro Forma Transaction Analysis” is hereby amended by deleting the last sentence of the first paragraph of the section at the bottom of page 59 of the joint proxy statement/prospectus and replacing it with the following: The analysis indicated the merger could be accretive to BMRC’s estimated earnings per share (excluding one-time transaction costs and expenses) in the years ending December 31, 2022, December 31, 2023 by approximately 13.5% and 13.2%, respectively, and could be dilutive to BMRC’s estimated tangible book value per share at closing as of September 30, 2021 by approximately 3.9%, approximately neutral to BMRC’s estimated tangible book value per share at December 31, 2024 and approximately 0.9% accretive BMRC’s estimated tangible book value per share at December 31, 2025. 9. The disclosure under the heading “Joint Proposal 1 – The Merger — Interests of Directors and Executive Officers — Continued Employment” is hereby amended on Page 80 of the joint proxy statement/prospectus by deleting the two paragraphs under such heading and replacing it with the following: It is currently contemplated that certain of the senior executive officers of AMRB may continue their employment for some period of time with BMRC and/or Bank of Marin to assist with post-merger integration, not to extend past October 15, 2021 in the case of Messrs. Bender and Derenzo or past December 31, 2021 in the case of Mr. Ritchie. Mr. Colombo and Mr. Ritchie communicated with each other periodically both before and after the signing of the merger agreement regarding post-transaction employment and directorships and successful integration of AMRB and Bank of Marin. Other than as set forth above, no director or officer of AMRB has any direct or indirect material interest in the merger, except insofar as ownership of AMRB common stock might be deemed such an interest. 10. The following disclosure amends and supplements the discussions in the section of the joint proxy statement/prospectus entitled "Joint Proposal 1--The Merger" on page 84 by adding in the following section entitled “Litigation Relating to the Merger”. On June 21, 2021, Shiva Stein, a purported shareholder of American River at the time which American River and Company entered into the merger agreement (the “Merger Agreement”), filed a lawsuit against American River and the members of its board of directors in the United States District Court for the Eastern District of California, captioned Stein v. American River Bankshares, et al., Case No. 2:21-at-00566 (the “Stein Complaint”). On June 25, 2021, Pinchas Raul, a purported shareholder of American River at the time of the Merger Agreement, filed a lawsuit against American River and the current members of American River’s board of directors in the United States District Court for the Southern District of New York, captioned Raul v. American River Bankshares, et al., Case No. 1:21- cv-00565 (the “Raul Complaint”). On June 28, 2021, Matthew Whitfield, a purported shareholder of American River at the time of the Merger Agreement, filed a lawsuit against American River, the current members of American River’s board of directors, and Company in the United States District Court for the Southern District of New York, captioned Whitfield v. American River Bankshares, et al., Case No. 1:21- cv-05607 (the “Whitfield Complaint”). On July 8, 2021, Paul Parshall, a purported shareholder of American River at the time of the Merger Agreement, filed a lawsuit against American River and the current members of American River’s Board of Directors in the United States District Court for the Eastern District of California, captioned Parshall v. American River Bankshares, et al., Case No. 2:21- at-00617 (the “Parshall Complaint”). On July 14, 2021, Jeffrey D. Justice, II, a purported shareholder of the American River, filed a lawsuit against American River and the current members of American River’s Board of Directors in the United States District Court for the Eastern District of Pennsylvania, captioned Justice v. American River Bankshares, et al., Case No. 2:21-cv-03125 (the “Justice Complaint”, together with the Parshall Complaint, the Raul Complaint, the Stein Complaint and the Whitfield Complaint, are hereinafter collectively referred to as the “Complaints”). The Stein, Raul, Whitfield, Justice and Parshall Complaints allege that the American River and its directors violated Section 14(a) of the Exchange Act, along with Rule 14a-9 promulgated thereunder, by filing the registration statement of which this document is a part, which allegedly contains false statements and omits material information intended to solicit shareholders to vote in favor of the merger. The Whitfield Complaint is the only action that lists Company as a defendant. All five Complaints also allege that the directors of American River (and, in the case of the Whitfield Complaint, Company) violated Section 20(a) of the Exchange Act due to their positions as controlling persons over parties that allegedly knowingly violated Section 14(a), and are thus liable under Section 20(a). The Complaints seek (1) injunctive relief preliminarily and permanently enjoining consummation of the Merger, (2) rescission of the Merger and an award of rescissory damages in the event the Merger is consummated, (3) injunctive relief directing dissemination of a registration statement that does not contain any untrue statements of material fact and that states all material facts in it or necessary to make the statements contained therein not misleading, (4) a declaration that defendants violated Sections 14(a) and/or 20(a) of the Exchange Act, and (5) an award of costs incurred by plaintiff in bringing the lawsuit, including attorneys’ and experts’ fees. The Company and American River believe the Complaints are without merit. At this stage, it is not possible to predict the outcome of the proceedings in the merger-related litigation or their impact on the Company, American River or the Merger. Forward-Looking Statements This communication includes forward-looking statements within the meaning of the “Safe-Harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are necessarily subject to risk and uncertainty and actual results could differ materially from those anticipated due to various factors, including those set forth from time to time in the documents filed or furnished by the Company and American River with the Securities and Exchange Commission (the “SEC”). The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (i) the possibility that the Merger does not close when expected or at all because required regulatory, shareholder or other approvals, financial tests or other conditions to closing are not received or satisfied on a timely basis or at all; (ii) the businesses of the Company and American River may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (iii) changes in the Company’s or American River’s stock price before closing, including as a result of its financial performance prior to closing, or more generally due to broader stock market movements, and the performance of financial companies and peer group companies; (iv) the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, or that expected revenue synergies and cost savings from the Merger may not be fully realized or realized within the expected time frame, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, the effect of pandemic disease (including Covid-19) and the degree of competition in the geographic and business areas in which the Company and American River operate; (v) the ability to promptly and effectively integrate the businesses of the Company and American River; (vi) the reaction to the transaction of the companies’ clients, employees and counterparties; (vii) diversion of time of directors, management and other employees on merger-related issues; (viii) changes in interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury and the Board of Governors of the Federal Reserve; the quality and composition of the loan and securities portfolios; demand for loan products; deposit flows; competition; demand for financial services in the companies’ respective market areas; their implementation of new technologies; their ability to develop and maintain secure and reliable electronic systems; and accounting principles, policies, and guidelines, (ix) lower than expected revenues, credit quality deterioration or a reduction in real estate values or a reduction in net earnings; and (x) other risks that are described in the Company’s and American River’s public filings with the SEC. You should not place undue reliance on forward-looking statements and the Company and American River undertake no obligation to update any such statements to reflect circumstances or events that occur after the date on which the forward-looking statement is made except as required by law. Additional Information About the Merger and Where to Find It Investors and security holders are urged to carefully review and consider each of the Company’s and American River’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. The documents filed by the Company with the SEC may be obtained free of charge at the Company’s website at www.bankofmarin.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from the Company by making a request in writing to Bank of Marin Bancorp, 504 Redwood Boulevard, Suite 100, Novato, California 94947; Attention: Corporate Secretary, or by telephone at (415) 763-4520. The documents filed by American River with the SEC may be obtained free of charge at American River’s website at www.americanriverbank.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from American River by making a request in writing to American River Bankshares, 3100 Zinfandel Drive, Rancho Cordova, California 95670; Attention: Corporate Secretary, or by telephone at 916-851-0123. Company has filed a registration statement with the SEC (333-257025) which includes a joint proxy statement of the Company and American River and a prospectus of Company, and each party will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of the Company and American River are urged to carefully read the entire registration statement and joint proxy statement/prospectus as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. A definitive joint proxy statement/prospectus has been sent to the shareholders of the Company and American River seeking required shareholder approvals. Investors and security holders are able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from the Company or America River by writing to the addresses provided for each company set forth in the paragraphs above.

The Company, American River, their respective directors, executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from the Company and American River shareholders in favor of the approval of the transaction. Information about the directors and executive officers of the Company and their ownership of Company common stock is set forth in the proxy statement for the Company’s 2021 annual meeting of shareholders, as previously filed with the SEC. Information about the directors and executive officers of American River and their ownership of American River common stock is set forth in the proxy statement for American River’s 2021 annual meeting of shareholders, as previously filed with the SEC. Shareholders may obtain additional information regarding the interests of such participants by reading the registration statement and the joint proxy statement/prospectus when they become available.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized. Date: July 21, 2021 BANK OF MARIN BANCORP By: /s/ Tani Girton Tani Girton Executive Vice President and Chief Financial Officer